Filed by Eagle Nuclear Energy Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring
Valley Acquisition Corp. II

Commission File No. 001-41529

Subject Company:
Eagle Energy Metals Corp.

Commission File No. 333-290631-01
Date: January 22, 2026

As previously disclosed, on July 30, 2025, Spring Valley Acquisition Corp. II, a Cayman Islands exempted company (“SVII”), entered into an Agreement and Plan of Merger (the “Original Merger Agreement”) with Spring Valley Merger Sub II, Inc. (“Merger Sub 2”), a Nevada corporation, and Eagle Energy Metals Corp., a Nevada corporation (“Eagle”). On September 29, 2025, SVII, Merger Sub 2, and Eagle restructured the transactions contemplated under the Original Merger Agreement by entering into an Amended and Restated Agreement and Plan of Merger (as the same may be amended, supplemented or otherwise modified from time to time, the “A&R Merger Agreement”) by and among Eagle Nuclear Energy Corp., a Nevada corporation (“New Eagle”), Spring Valley Merger Sub III, Inc., a Cayman Islands exempted company (“Merger Sub 1”), Merger Sub 2 (and together with Merger Sub 1, the “Merger Subs”), SVII, and Eagle. The A&R Merger Agreement amends and restates, in its entirety, the Original Merger Agreement.

The following article was published on third-party owned news sites on behalf of Eagle on January 20, 2026.

Energy Sovereignty: Federal Billions Rewire the Nuclear Supply Chain

Issued on behalf of Eagle Energy Metals Corp.

VANCOUVER, British Columbia, Jan. 21, 2026 (GLOBE NEWSWIRE) -- Equity Insider - News Commentary – The North American nuclear landscape has shifted from planning to rapid execution, sparked by a $2.7 billion U.S. Department of Energy commitment to onshore uranium enrichment[1]. This massive structural realignment was further bolstered by an $800 million federal award to accelerate the deployment of small modular reactors[2], moving the industry beyond policy talk and into direct capital deployment. As the market re-rates the entire fuel cycle, several key platforms are emerging as leaders in domestic energy security, including Eagle Energy Metals (OTC: SVIIF) (Soon-to-be under symbol ‘NUCLR’), Centrus Energy (NYSE: LEU), NuScale Power Corporation (NYSE: SMR), Energy Fuels Inc. (NYSE-A: UUUU) (TSX: EFR), and Canada Nickel Company (TSXV: CNC) (OTCQB: CNIKF).

Global investment in nuclear capacity is projected to triple by 2035, reaching approximately $210 billion as nations race toward ambitious 2050 power targets[3]. This secular transition is fueled by a new federal mandate that treats domestic critical minerals—from uranium to nickel—as vital national infrastructure[4]. In this unified industrial push, companies with execution-ready projects are being positioned to command the essential backbone of Western energy sovereignty.

Eagle Energy Metals (OTC: SVIIF) (Soon-to-be under symbol ‘NUCLR’) announced this week that it has engaged BBA USA Inc., a consulting firm with over 45 years of energy sector experience, to design a targeted drilling campaign at its Aurora Uranium Project in support of an eventual Pre-Feasibility Study. The timing matters because the company is soon heading toward a NASDAQ listing under the ticker symbol NUCL through a business combination with Spring Valley Acquisition Corp. II (OTC: SVIIF), the same SPAC team that brought NuScale Power Corporation (NYSE: SMR) public in 2022.

Eagle Energy holds rights to what it describes as the largest open pit-constrained, measured and indicated uranium deposit in the United States. The Aurora deposit sits on the Oregon-Nevada border with 32.75 million pounds of indicated uranium and 4.98 million pounds inferred, based on over 500 drill holes. Adjacent to Aurora is the Cordex deposit, which has seen over 100 holes drilled and offers potential resource expansion as the company digitizes existing data.

"We're seeing sustained demand for nuclear power translate into real demand for uranium, particularly for projects located in the U.S.," said Mark Mukhija, CEO of Eagle Energy Metals. "Advancing Aurora with BBA is about making sure this asset is ready to meet that demand as the market continues to tighten."

The domestic supply situation provides context for the company's positioning. In 2023, U.S. utilities purchased more than 50 million pounds of uranium, with less than 5% obtained from limited domestic production and over 95% sourced from abroad, including significant amounts from Russia and Kazakhstan.

President Trump recently signed four executive orders aimed at removing regulatory barriers and quadrupling U.S. nuclear power over the next 25 years, while invoking the Defense Production Act to secure domestic uranium supply.

Meanwhile, electricity demand is accelerating as AI, quantum computing, and cryptocurrency operations strain global grids. Meta recently announced plans to build a $10 billion AI data center in Louisiana powered by nuclear energy from Constellation Energy, while Microsoft, Amazon, Oracle, and Nvidia have struck major deals to power their operations with nuclear.

Beyond uranium, Eagle Energy Metals also holds proprietary Small Modular Reactor (SMR) technology. With BBA's technical continuity (they authored Aurora's SK-1300 Technical Report Summary in August 2025), existing infrastructure, and access to low-cost hydropower in a mining-friendly jurisdiction, the company is advancing its asset as domestic uranium supply becomes increasingly prioritized.

Centrus Energy (NYSE: LEU) was awarded $900 million by the U.S. Department of Energy to expand its uranium enrichment facility in Piketon, Ohio, to include commercial-scale production of High-Assay, Low-Enriched Uranium. The competitively-awarded federal funding will support Centrus' previously announced multi-billion dollar expansion that will also include additional Low-Enriched Uranium production to serve commercial utilities and the existing reactor fleet, with the project expected to support 1,000 construction jobs and 300 new operating jobs in Ohio while retaining 150 existing positions.

"This award represents a historic commitment to revitalizing America's nuclear fuel supply chain and reclaiming American nuclear leadership on the global stage," said Amir Vexler, President and CEO of Centrus Energy. "I am grateful to the Trump Administration for making this commitment and to Republicans and Democrats in Congress who came together to provide this urgently needed funding."

The fixed-price base task order amount is $900 million to bring new enrichment capacity online, with additional options for up to $170 million to produce and deliver HALEU to the Department. Centrus has already launched domestic centrifuge manufacturing at its Oak Ridge, Tennessee factory, with first new capacity expected online in 2029.

NuScale Power Corporation (NYSE: SMR) has released study results demonstrating that pairing its advanced small modular reactor nuclear technology with a heat augmentation system can provide both profitable and reliable power for commercial chemical plants. The techno-economic assessment conducted in collaboration with Oak Ridge National Laboratory examined the performance of coupling a NuScale Power Module with a U.S. chemical facility to provide nuclear-generated steam and electric power.

"As the first and only SMR to have our designs certified by the U.S. Nuclear Regulatory Commission (NRC), NuScale continues to lead in the development of new technologies to provide process heat and electricity," said Dr. José Reyes, Co-founder and Chief Technology Officer at NuScale Power. "As we saw in the results of this assessment, delivering high-temperature steam with NuScale's scalable architecture provides industrial users with unparalleled flexibility that can be integrated into their processes and offers a promising new path for them to explore. We are proud of the collaboration with our partners at ORNL and grateful for the support of the U.S. Department of Energy (DOE) under the Gateway for Accelerated Innovation in Nuclear (GAIN) initiative for this study."

The study demonstrated that the NuScale integrated energy system could meet chemical plant requirements of 1.3 million kg/h of process steam at 400°C and 4.1 MPa while also providing 73 MW of electric power. The hybrid system's scalable architecture offers maximum flexibility for optimizing plant energy use and profitability across various configurations.

Energy Fuels Inc. (NYSE-A: UUUU) (TSX: EFR) exceeded FY-2025 guidance for finished uranium production, mined uranium ore production and uranium concentrate sales. The company's Pinyon Plain Mine in Arizona and La Sal Complex in Utah produced over 1.6 million pounds of uranium in 2025, exceeding the top end of guidance by approximately 11%, while the White Mesa Mill produced more than one million pounds of finished U₃O₈ during 2025 with over 350,000 pounds produced in December alone.

"These 2025 uranium metrics reinforce our reputation as, not only the country's lowest-cost and largest uranium producer, but as a company that delivers on its promises," said Mark S. Chalmers, CEO of Energy Fuels Inc. "Nuclear energy powered by uranium is among the cleanest, least expensive, and most reliable ways to supply our nation's growing energy and electricity needs."

The company expects to sell 360,000 pounds of U₃O₈ in Q4-2025 at a weighted average sales price of approximately $74.93 per pound, representing 50% growth over Q3-2025 sales volumes. Energy Fuels Inc. completed two new long-term uranium sales contracts with U.S. nuclear power generating companies adding deliveries for 2027 to 2032 utilizing hybrid pricing with exposure to uranium market upside.

Canada Nickel Company (TSXV: CNC) (OTCQB: CNIKF) was named as the second project to be advanced under Ontario's new One Project, One Process framework, reflecting the advanced state, scale, and strategic importance of the Crawford Nickel Project within Ontario's Critical Minerals Strategy. The 1P1P framework is designed to better coordinate Ontario's permitting and review processes for major mining developments by aligning timelines, responsibilities, and information sharing across provincial ministries.

"Ontario is moving at lightning speed to open this 100% Canadian owned mine to create 4,000 jobs for Canadian workers," said Stephen Lecce, Minister of Energy and Mines. "In 2026, our government is going full-tilt to unlock one of the world's largest nickel deposits that will supercharge our economy and help end China's critical mineral dominance."

Crawford is expected to be the largest nickel sulphide project in the western world and among the most economically significant mining developments in Canada, with independent analysis estimating the Project will generate more than $70 billion in GDP over its initial 40+ year mine life. Canada Nickel Company is targeting construction commencement by year-end 2026.

CONTACT:

Baystreet.ca
cs@baystreet.ca
(805) 649-0042

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Additional Information and Where to Find It

In connection with the transactions contemplated by the A&R Merger Agreement (the “Proposed Business Combination”), New Eagle filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-290631) (the “Registration Statement”), which includes a preliminary prospectus with respect to New Eagle’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement to be distributed to holders of SVII’s Class A Ordinary Shares in connection with SVII’s solicitation of proxies for the vote by SVII’s shareholders with respect to the Proposed Business Combination and other matters described in the Registration Statement (collectively, the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVII plans to file the definitive Proxy Statement with the SEC and to mail copies to shareholders of SVII as of a record date to be established for voting on the Proposed Business Combination and other matters described in the Registration Statement. This document does not contain all of the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVII, New Eagle or Eagle may file with the SEC. Before making any investment or voting decision, investors and security holders of SVII, New Eagle and Eagle are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about New Eagle, Eagle, SVII and the Proposed Business Combination. Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVII, New Eagle or Eagle through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVII may be obtained free of charge from SVII’s website at www.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. II, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

New Eagle, Eagle, SVII and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVII’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVII’s directors and executive officers, please refer to SVII’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on April 11, 2025 (the “2024 Form 10-K”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVII’s shareholders generally, will be included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, carefully, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVII’s, New Eagle’s, Eagle’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits thereof; the outlook for Eagle’s or New Eagle’s business; the abilities to execute Eagle’s or New Eagle’s strategies; projected and estimated financial performance; anticipated industry trends; the future price of minerals; future capital expenditures; success of exploration activities; mining or processing issues; government regulation of mining operations; and environmental risks; as well as any information concerning possible or assumed future results of operations of Eagle or New Eagle. The forward-looking statements are based on the current expectations of the respective management teams of Eagle, New Eagle, and SVII, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVII’s securities; (ii) the risk that the Proposed Business Combination may not be completed by SVII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVII; (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the A&R Merger Agreement by the shareholders of SVII and the receipt of regulatory approvals; (iv) market risks; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the A&R Merger Agreement; (vi) the effect of the announcement or pendency of the Proposed Business Combination on Eagle’s business relationships, performance, and business generally; (vii) risks that the Proposed Business Combination disrupts current plans of Eagle and potential difficulties in its employee retention as a result of the Proposed Business Combination; (viii) the outcome of any legal proceedings that may be instituted against Eagle or SVII related to the A&R Merger Agreement or the Proposed Business Combination; (ix) failure to realize the anticipated benefits of the Proposed Business Combination; (x) the inability to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq Capital Market or a comparable exchange; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro- economic and social environments affecting its business; (xii) fluctuations in spot and forward markets for lithium and uranium and certain other commodities (such as natural gas, fuel oil and electricity); (xiii) restrictions on mining in the jurisdictions in which Eagle operates; (xiv) laws and regulations governing Eagle’s operation, exploration and development activities, and changes in such laws and regulations; (xv) Eagle’s ability to obtain or renew the licenses and permits necessary for the operation and expansion of its existing operations and for the development, construction and commencement of new operations; (xvi) risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); (xvii) inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; the speculative nature of mineral exploration and development; the inability to determine, with certainty, production and cost estimates; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); (xviii) environmental regulations and legislation; (xix) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xx) risks relating to Eagle’s exploration operations; (xxi) fluctuations in currency markets; (xxii) the volatility of the metals markets, and its potential to impact Eagle’s ability to meet its financial obligations; (xxiii) disputes as to the validity of mining or exploration titles or claims or rights, which constitute most of Eagle’s property holdings; (xxiv) Eagle’s ability to complete and successfully integrate acquisitions; (xxv) increased competition in the mining industry for properties and equipment; (xxvi) limited supply of materials and supply chain disruptions; (xxvii) relations with and claims by indigenous populations; (xxviii) relations with and claims by local communities and non-governmental organizations; and (xxix) the risk that the Series A Preferred Stock Investment may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all. The foregoing list is not exhaustive, and there may be additional risks that neither SVII, Eagle, nor New Eagle presently know or that SVII, Eagle, and New Eagle currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the 2024 Form 10-K, the risks described or to be described in the Registration Statement, the Proxy Statement, and any amendments or supplements thereto, and those discussed and identified in filings made with the SEC by SVII, New Eagle or Eagle from time to time. Eagle, New Eagle, and SVII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither Eagle, SVII, nor New Eagle undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that New Eagle, Eagle or SVII will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVII’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to review carefully.